                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                     UNDER THE SECURITIES EXCHANGE OF 1934


                         HOMEGATE HOSPITALITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $.01 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                   43740G109
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)


                                  Anthony Dona
                               Crow Family, Inc.
                          2001 Ross Avenue, 32nd Floor
                            Dallas, Texas  75201
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:
                                Derek R. McClain
                             Vinson & Elkins L.L.P.
                           3700 Trammell Crow Center
                            Dallas, Texas  75201
--------------------------------------------------------------------------------

                                July 25, 1997
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 87 Pages
                       Exhibit Index Appears on Page 23

CUSIP NO. 43740G109                                          Page 2 of 87 Pages

-------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CRI/ESH Partners, L.P.
-------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [x]
                                                                                                      (b)     [ ]
-------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)        [ ]

-------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
 -------------------------------------------------------------------------------------------------------------------
        7      SOLE VOTING POWER

                     None
-------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

                     2,033,424
-------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

                     2,033,424
-------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                     6,096,416
-------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                     56.8%
-------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON

                     PN
-------------------------------------------------------------------------------------------------------------------

*On July 25, 1997, Prime Hospitality Corp., a Delaware corporation ("Prime"), entered into Voting Agreements (the "Voting Agreements") with each of CRI/ESH Partners, L.P., a Delaware limited partnership, JMI/Greystar Extended Stay Partners, L.P., a Delaware limited partnership, Developer Extended Stay Partners, L.P., a Delaware limited partnership, Harlan R. Crow, Robert A. Faith, John C. Kratzer, Crow Family, Inc., a Texas corporation, JMI/Greystar Realty Partners, L.P., a Delaware limited partnership, and Crow Hotel Realty Investors, L.P., a Delaware limited partnership (collectively, the "Stockholders"), pursuant to which the Stockholders agreed to vote shares of the Company's Common Stock, par value $.01 per share (the "Shares"), in favor of the Agreement and Plan of Merger dated July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation, and Homegate Hospitality, Inc., a Delaware corporation, and to grant Prime a proxy to vote the Shares of the Stockholders. As a result of the Voting Agreements, the Stockholders are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Stockholders. Each Stockholder disclaims beneficial ownership of all Shares deemed beneficially owned by other Stockholders as a result of the Voting Agreements.

CUSIP NO. 43740G109                                          Page 3 of 87 Pages


-------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     JMI/Greystar Extended Stay Partners, L.P.
-------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [x]
                                                                                                      (b)     [ ]
-------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
-------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

                     None
-------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

                     2,274,992
-------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

                     2,274,992
-------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                     6,096,416
-------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                     56.8%
-------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON

                     PN
-------------------------------------------------------------------------------------------------------------------

*On July 25, 1997, Prime Hospitality Corp., a Delaware corporation ("Prime"), entered into Voting Agreements (the "Voting Agreements") with each of CRI/ESH Partners, L.P., a Delaware limited partnership, JMI/Greystar Extended Stay Partners, L.P., a Delaware limited partnership, Developer Extended Stay Partners, L.P., a Delaware limited partnership, Harlan R. Crow, Robert A. Faith, John C. Kratzer, Crow Family, Inc., a Texas corporation, JMI/Greystar Realty Partners, L.P., a Delaware limited partnership, and Crow Hotel Realty Investors, L.P., a Delaware limited partnership (collectively, the "Stockholders"), pursuant to which the Stockholders agreed to vote shares of the Company's Common Stock, par value $.01 per share (the "Shares"), in favor of the Agreement and Plan of Merger dated July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation, and Homegate Hospitality, Inc., a Delaware corporation, and to grant Prime a proxy to vote the Shares of the Stockholders. As a result of the Voting Agreements, the Stockholders are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Stockholders. Each Stockholder disclaims beneficial ownership of all Shares deemed beneficially owned by other Stockholders as a result of the Voting Agreements.

CUSIP NO. 43740G109                                        Page 4 of 87 Pages


-------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Developer Extended Stay Partners, L.P.
-------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [x]
                                                                                                      (b)     [ ]
-------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
-------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

                     None
-------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

                     1,055,759
-------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

                     1,055,759
-------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                     6,096,416
-------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                     56.8%
-------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON

                     PN
-------------------------------------------------------------------------------------------------------------------

*On July 25, 1997, Prime Hospitality Corp., a Delaware corporation ("Prime"), entered into Voting Agreements (the "Voting Agreements") with each of CRI/ESH Partners, L.P., a Delaware limited partnership, JMI/Greystar Extended Stay Partners, L.P., a Delaware limited partnership, Developer Extended Stay Partners, L.P., a Delaware limited partnership, Harlan R. Crow, Robert A. Faith, John C. Kratzer, Crow Family, Inc., a Texas corporation, JMI/Greystar Realty Partners, L.P., a Delaware limited partnership, and Crow Hotel Realty Investors, L.P., a Delaware limited partnership (collectively, the "Stockholders"), pursuant to which the Stockholders agreed to vote shares of the Company's Common Stock, par value $.01 per share (the "Shares"), in favor of the Agreement and Plan of Merger dated July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation, and Homegate Hospitality, Inc., a Delaware corporation, and to grant Prime a proxy to vote the Shares of the Stockholders. As a result of the Voting Agreements, the Stockholders are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Stockholders. Each Stockholder disclaims beneficial ownership of all Shares deemed beneficially owned by other Stockholders as a result of the Voting Agreements.

CUSIP NO. 43740G109                                      Page 5 of 87 Pages


-------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Harlan R. Crow
-------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [x]
                                                                                                      (b)     [ ]
-------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
-------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

                     None
-------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

                     3,201,739
-------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

                     2,145,980
-------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                     6,096,416
-------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                     56.8%
-------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON

                     IN
-------------------------------------------------------------------------------------------------------------------

*On July 25, 1997, Prime Hospitality Corp., a Delaware corporation ("Prime"), entered into Voting Agreements (the "Voting Agreements") with each of CRI/ESH Partners, L.P., a Delaware limited partnership, JMI/Greystar Extended Stay Partners, L.P., a Delaware limited partnership, Developer Extended Stay Partners, L.P., a Delaware limited partnership, Harlan R. Crow, Robert A. Faith, John C. Kratzer, Crow Family, Inc., a Texas corporation, JMI/Greystar Realty Partners, L.P., a Delaware limited partnership, and Crow Hotel Realty Investors, L.P., a Delaware limited partnership (collectively, the "Stockholders"), pursuant to which the Stockholders agreed to vote shares of the Company's Common Stock, par value $.01 per share (the "Shares"), in favor of the Agreement and Plan of Merger dated July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation, and Homegate Hospitality, Inc., a Delaware corporation, and to grant Prime a proxy to vote the Shares of the Stockholders. As a result of the Voting Agreements, the Stockholders are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Stockholders. Each Stockholder disclaims beneficial ownership of all Shares deemed beneficially owned by other Stockholders as a result of the Voting Agreements.

CUSIP NO. 43740G109                                      Page 6 of 87 Pages


-------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Robert A. Faith
-------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [x]
                                                                                                      (b)     [ ]
-------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
-------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

-------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

                     3,720,923
-------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

                     2,274,992
-------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

                     390,172
-------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                     6,096,416
-------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                     56.8%
-------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON

                     IN
-------------------------------------------------------------------------------------------------------------------

*On July 25, 1997, Prime Hospitality Corp., a Delaware corporation ("Prime"), entered into Voting Agreements (the "Voting Agreements") with each of CRI/ESH Partners, L.P., a Delaware limited partnership, JMI/Greystar Extended Stay Partners, L.P., a Delaware limited partnership, Developer Extended Stay Partners, L.P., a Delaware limited partnership, Harlan R. Crow, Robert A. Faith, John C. Kratzer, Crow Family, Inc., a Texas corporation, JMI/Greystar Realty Partners, L.P., a Delaware limited partnership, and Crow Hotel Realty Investors, L.P., a Delaware limited partnership (collectively, the "Stockholders"), pursuant to which the Stockholders agreed to vote shares of the Company's Common Stock, par value $.01 per share (the "Shares"), in favor of the Agreement and Plan of Merger dated July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation, and Homegate Hospitality, Inc., a Delaware corporation, and to grant Prime a proxy to vote the Shares of the Stockholders. As a result of the Voting Agreements, the Stockholders are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Stockholders. Each Stockholder disclaims beneficial ownership of all Shares deemed beneficially owned by other Stockholders as a result of the Voting Agreements.

CUSIP NO. 43740G109                                        Page 7 of 87 Pages


-------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     JMI/Greystar Realty Partners, L.P.
-------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [x]
                                                                                                      (b)     [ ]
-------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
-------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

                     None
-------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

                     390,172
-------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

                     390,172
-------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                     6,096,416
-------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                     56.8%
-------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON

                     PN
-------------------------------------------------------------------------------------------------------------------

*On July 25, 1997, Prime Hospitality Corp., a Delaware corporation ("Prime"), entered into Voting Agreements (the "Voting Agreements") with each of CRI/ESH Partners, L.P., a Delaware limited partnership, JMI/Greystar Extended Stay Partners, L.P., a Delaware limited partnership, Developer Extended Stay Partners, L.P., a Delaware limited partnership, Harlan R. Crow, Robert A. Faith, John C. Kratzer, Crow Family, Inc., a Texas corporation, JMI/Greystar Realty Partners, L.P., a Delaware limited partnership, and Crow Hotel Realty Investors, L.P., a Delaware limited partnership (collectively, the "Stockholders"), pursuant to which the Stockholders agreed to vote shares of the Company's Common Stock, par value $.01 per share (the "Shares"), in favor of the Agreement and Plan of Merger dated July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation, and Homegate Hospitality, Inc., a Delaware corporation, and to grant Prime a proxy to vote the Shares of the Stockholders. As a result of the Voting Agreements, the Stockholders are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Stockholders. Each Stockholder disclaims beneficial ownership of all Shares deemed beneficially owned by other Stockholders as a result of the Voting Agreements.

CUSIP NO. 43740G109                                          Page 8 of 87 Pages


-------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Crow Family, Inc.
-------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [x]
                                                                                                      (b)     [ ]
-------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Texas
-------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

                     None
-------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

                     13,865
-------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

                     13,865
-------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                     6,096,416
-------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                     56.8%
-------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON

                     CO
-------------------------------------------------------------------------------------------------------------------

*On July 25, 1997, Prime Hospitality Corp., a Delaware corporation ("Prime"), entered into Voting Agreements (the "Voting Agreements") with each of CRI/ESH Partners, L.P., a Delaware limited partnership, JMI/Greystar Extended Stay Partners, L.P., a Delaware limited partnership, Developer Extended Stay Partners, L.P., a Delaware limited partnership, Harlan R. Crow, Robert A. Faith, John C. Kratzer, Crow Family, Inc., a Texas corporation, JMI/Greystar Realty Partners, L.P., a Delaware limited partnership, and Crow Hotel Realty Investors, L.P., a Delaware limited partnership (collectively, the "Stockholders"), pursuant to which the Stockholders agreed to vote shares of the Company's Common Stock, par value $.01 per share (the "Shares"), in favor of the Agreement and Plan of Merger dated July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation, and Homegate Hospitality, Inc., a Delaware corporation, and to grant Prime a proxy to vote the Shares of the Stockholders. As a result of the Voting Agreements, the Stockholders are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Stockholders. Each Stockholder disclaims beneficial ownership of all Shares deemed beneficially owned by other Stockholders as a result of the Voting Agreements.

CUSIP NO. 43740G109                                          Page 9 of 87 Pages


-------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Crow Hotel Realty Investors, L.P.
-------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [x]
                                                                                                      (b)     [ ]
-------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
-------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

                     None
-------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

                     98,691
-------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

                     98,691
-------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                     6,096,416
-------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                     56.8%
-------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON

                     PN
-------------------------------------------------------------------------------------------------------------------

*On July 25, 1997, Prime Hospitality Corp., a Delaware corporation ("Prime"), entered into Voting Agreements (the "Voting Agreements") with each of CRI/ESH Partners, L.P., a Delaware limited partnership, JMI/Greystar Extended Stay Partners, L.P., a Delaware limited partnership, Developer Extended Stay Partners, L.P., a Delaware limited partnership, Harlan R. Crow, Robert A. Faith, John C. Kratzer, Crow Family, Inc., a Texas corporation, JMI/Greystar Realty Partners, L.P., a Delaware limited partnership, and Crow Hotel Realty Investors, L.P., a Delaware limited partnership (collectively, the "Stockholders"), pursuant to which the Stockholders agreed to vote shares of the Company's Common Stock, par value $.01 per share (the "Shares"), in favor of the Agreement and Plan of Merger dated July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation, and Homegate Hospitality, Inc., a Delaware corporation, and to grant Prime a proxy to vote the Shares of the Stockholders. As a result of the Voting Agreements, the Stockholders are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Stockholders. Each Stockholder disclaims beneficial ownership of all Shares deemed beneficially owned by other Stockholders as a result of the Voting Agreements.

CUSIP NO. 43740G109                                         Page 10 of 87 Pages


-------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     John C. Kratzer
-------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [x]
                                                                                                      (b)     [ ]
-------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS

                     OO
-------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)        [ ]

-------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
-------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

                     None
-------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

                     229,513
-------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

                     229,513
-------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

                     None
-------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                     6,096,416
-------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

                     56.8%
-------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON

                     IN
-------------------------------------------------------------------------------------------------------------------

*On July 25, 1997, Prime Hospitality Corp., a Delaware corporation ("Prime"), entered into Voting Agreements (the "Voting Agreements") with each of CRI/ESH Partners, L.P., a Delaware limited partnership, JMI/Greystar Extended Stay Partners, L.P., a Delaware limited partnership, Developer Extended Stay Partners, L.P., a Delaware limited partnership, Harlan R. Crow, Robert A. Faith, John C. Kratzer, Crow Family, Inc., a Texas corporation, JMI/Greystar Realty Partners, L.P., a Delaware limited partnership, and Crow Hotel Realty Investors, L.P., a Delaware limited partnership (collectively, the "Stockholders"), pursuant to which the Stockholders agreed to vote shares of the Company's Common Stock, par value $.01 per share (the "Shares"), in favor of the Agreement and Plan of Merger dated July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation, and Homegate Hospitality, Inc., a Delaware corporation, and to grant Prime a proxy to vote the Shares of the Stockholders. As a result of the Voting Agreements, the Stockholders are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Stockholders. Each Stockholder disclaims beneficial ownership of all Shares deemed beneficially owned by other Stockholders as a result of the Voting Agreements.

                                 SCHEDULE  13D

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of the common stock, par value $.01 per share (the "COMMON STOCK"), of Homegate Hospitality, Inc., a Delaware corporation (the "COMPANY"). The address of the Company's principal executive offices is 111 Congress Avenue, Suite 2600, Austin, Texas 78701.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f)     This Statement on Schedule 13D is filed by CRI/ESH
Partners, L.P. ("CRI/ESH"), JMI/Greystar Extended Stay Partners, L.P. ("JMI"), Developer Extended Stay Partners, L.P. ("DESP"), Harlan R. Crow ("MR. CROW"), Robert A. Faith ("MR. FAITH"), John C. Kratzer ("MR. KRATZER"), JMI/Greystar Realty Partners, L.P. ("GREYSTAR"), Crow Family, Inc. ("CFI"), and Crow Hotel Realty Investors, L.P. ("CHRI"), sometimes collectively referred to as the "REPORTING PERSONS," as a result of their entry into the Voting Agreements (as defined in Item 3 below).

         CRI/ESH and CHRI, each a Delaware limited partnership, are investment companies. CFI, a Texas corporation, is a private investment company and the general partner of each of CRI/ESH and CHRI. The address of the principal business office of CFI and each of CRI/ESH and CHRI is c/o Crow Family, Inc., 2001 Ross Avenue, Suite 3200, Dallas, Texas 75201.

         JMI and Greystar, each a Delaware limited partnership, are investment companies. The address of the principal business office of JMI and Greystar is c/o Greystar Holdings, Inc., Two Riverway, Suite 850, Houston, Texas 77056.

         DESP, a Delaware limited partnership, is an investment company. The address of the principal business office of DESP is c/o Homegate Hospitality, Inc., 111 Congress Avenue, Suite 2600, Austin, Texas 78701.

         Mr. Crow is the Chief Executive Officer, President and controlling stockholder of CFI, the sole general partner of the Company and CHRI, and principally employed as an investor. The address of the principal business office of Mr. Crow is 2001 Ross Avenue, Suite 3200, Dallas, Texas 75201. Mr. Crow is a citizen of the United States.

         Mr. Faith is the controlling stockholder and President of Greystar Holdings, Inc., the general partner of JMI and Greystar ("GREYSTAR HOLDINGS"), and is principally employed as an investor. The address of the principal business office of Mr. Faith is 111 Congress Avenue, Suite 2600, Austin, Texas 78701. Mr. Faith is a citizen of the United States.

         Mr. Kratzer is the Chief Operating Officer and Executive Vice President of the Company. The address of the principal business office of Mr. Kratzer is 2001 Ross Avenue, Suite 3200, Dallas, Texas 75201. Mr. Kratzer is a citizen of the United States.

         The name, business address, present principal occupation or employment, and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer or director, each controlling person, and each executive or director of such controlling person of CRI/ESH, JMI, DESP, Greystar, CFI, CHRI and Greystar Holdings are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         (d)-(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any of the persons listed on Schedule I attached hereto,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent





                              Page 11 of 87 Pages
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final or order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 25, 1997, the Company, Prime Hospitality Corp. ("PRIME") and PH Sub Corporation ("SUB") entered into an Agreement Plan of Merger (the "MERGER AGREEMENT") (a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference), pursuant to which Sub will be merged (the "MERGER") into the Company with the Company as the surviving corporation (the "SURVIVING CORPORATION"). At the time of the Merger, each outstanding share of the Company's Common Stock (the "SHARES") will be converted into 0.6073 of a fully paid and nonassessable share of common stock, par value $.01 per share, of Prime, and the Company will become a wholly owned subsidiary of Prime.

         In connection with the Merger, the Reporting Persons and Prime entered into Voting Agreements dated as of July 25, 1997 (the "VOTING AGREEMENTS") (the form of which is attached hereto as Exhibit 99.2 and incorporated herein by reference). Pursuant to the Voting Agreements, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Merger Agreement and each Reporting Person has appointed Prime as its attorney-in-fact and proxy for such purpose.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The information set forth in Item 3 above is incorporated herein by reference.

         The Voting Agreements will assist Prime in obtaining the requisite approval of the holders of at least two-thirds of the outstanding Shares for the transactions contemplated by the Merger Agreement. The directors of Sub will be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Merger shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified. The charter of the Company will be the charter of the Surviving Corporation, and the by-laws of Sub immediately prior to the Merger shall be the by-laws of the Surviving Corporation.

         Upon consummation of the Merger, the Shares would cease to be authorized to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


ITEM 5.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The aggregate number and percentage of the Shares beneficially owned by each of the Reporting Persons, and for all the Reporting Persons collectively as a "Group" (within the meaning of Section 13(d)(3) of the Securities Act of 1933) is set forth on Schedule II attached hereto and incorporated herein by reference.

         (b) Schedule II attached hereto and incorporated herein by reference shows the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, for each of the Reporting Persons.

         (c)     Not applicable.

         (d)     Not applicable.

         (e)     Not applicable.





                              Page 12 of 87 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in Item 3 above, the Merger Agreement attached hereto as Exhibit 99.1 and the form of Voting Agreement attached hereto as Exhibit 99.2 are each hereby incorporated by reference.

         Pursuant to the Voting Agreements, each Reporting Person agrees that during the term of the Voting Agreement, such Reporting Person will not, without the consent of Prime, (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or other disposition of, any of Shares held by the Reporting Person except as provided in the Voting Agreements, (ii) grant any proxies or powers of attorney or deposit any Shares into a voting trust, except to Prime, or
(iii) take any action that would make any representation or warranty of the Reporting Person contained in the Voting Agreements untrue or incorrect or have the effect of preventing the Reporting Person from performing such Reporting Person's obligations under the Voting Agreements. The Voting Agreements provide that a Reporting Person may transfer any Shares to a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Reporting Person, provided the transferee enters a written agreement under which it agrees to adopt and be bound by the terms of the Voting Agreement.

         The Voting Agreements further provide that each Reporting Person irrevocably grants to and appoints Prime, or any nominee of Prime, such Reporting Person's proxy and attorney-in-fact (with full power of substitution) during the term of the Voting Agreements to vote the Shares in favor of the adoption of the Merger Agreement and approval of the Merger.

         Under the terms of the Voting Agreements, each Reporting Person agrees that during the term of the Voting Agreements it will not initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer relating to an "Alternate Proposal" (as defined in the Merger Agreement), except to the extent consistent with the actions of officers, directors, employees, agents and representatives pursuant to Section 8.9 of the Merger Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Agreement and Plan of Merger, dated as of July 25, 1997, among the Company, Prime and Sub.

Exhibit 99.2 Form of Voting Agreement between Prime and each of the Reporting Persons.





                              Page 13 of 87 Pages

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

                                      CRI/ESH PARTNERS, L.P.

                                      By:   Crow Family, Inc.,
                                            as general partner


                                            By:   /s/ HARLAN R. CROW
                                               --------------------------------
                                            Name:     Harlan R. Crow
                                                 ------------------------------
                                            Title:    President and Chief
                                                      Executive Officer
                                                  -----------------------------




           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

                                      JMI/GREYSTAR EXTENDED STAY PARTNERS, L.P.

                                      By:   Greystar Holdings, Inc.,
                                            as general partner


                                            By:    /s/ ROBERT A. FAITH
                                               --------------------------------
                                            Name:  Robert A. Faith
                                                 ------------------------------
                                            Title: President
                                                  -----------------------------





                              Page 14 of 87 Pages

           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

                                      DEVELOPER EXTENDED STAY PARTNERS, L.P.

                                      By:   DESP General Partner, L.L.C.,
                                            as general partner

                                            By:  Crow Family, Inc.,
                                                 as a member


                                            By:   /s/ HARLAN R. CROW
                                               --------------------------------
                                            Name:     Harlan R. Crow
                                                 ------------------------------
                                            Title:    President and Chief
                                                      Executive Officer
                                                  -----------------------------



                                            By:  Greystar Holdings, Inc.,
                                                 as a member


                                                 By:    /s/ ROBERT A. FAITH
                                                    ---------------------------
                                                 Name:  Robert A. Faith
                                                      -------------------------
                                                 Title: President
                                                       ------------------------


           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

                                      /s/ HARLAN R. CROW
                                      -----------------------------------------
                                      HARLAN R. CROW

           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

                                      /s/ ROBERT A. FAITH
                                      -----------------------------------------
                                      ROBERT A. FAITH

           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

                                      /s/ JOHN C. KRATZER
                                      -----------------------------------------
                                      JOHN C. KRATZER





                              Page 15 of 87 Pages

           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

                                        JMI/GREYSTAR REALTY PARTNERS, L.P.

                                        By:   Greystar Holdings, Inc.,
                                              as general partner



                                              By:    /s/ ROBERT A. FAITH
                                                 ------------------------------
                                              Name:  Robert A. Faith
                                                   ----------------------------
                                              Title: President
                                                    ---------------------------

           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

                                        CROW FAMILY, INC.




                                        By:   /s/ HARLAN R. CROW
                                           --------------------------------
                                        Name:     Harlan R. Crow
                                             ------------------------------
                                        Title:    President and Chief
                                                  Executive Officer
                                              -----------------------------



           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1997

                                      CROW HOTEL REALTY INVESTORS, L.P.

                                      By:   Crow Family, Inc.,
                                            as general partner




                                            By:   /s/ HARLAN R. CROW
                                               --------------------------------
                                            Name:     Harlan R. Crow
                                                 ------------------------------
                                            Title:    President and Chief
                                                      Executive Officer
                                                  -----------------------------





                              Page 16 of 87 Pages

                             JOINT FILING AGREEMENT

           The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  August 8, 1997

                                        CRI/ESH PARTNERS, L.P.

                                        By:    Crow Family, Inc.,
                                               as general partner



                                               By:   /s/ HARLAN R. CROW
                                                  ------------------------------
                                               Name:     Harlan R. Crow
                                                    ----------------------------
                                               Title:    President and Chief
                                                         Executive Officer
                                                     ---------------------------



                                        JMI/GREYSTAR EXTENDED STAY PARTNERS,
                                        L.P.

                                        By:    Greystar Holdings, Inc.,
                                               as general partner


                                               By:    /s/ ROBERT A. FAITH
                                                  ------------------------------
                                               Name:  Robert A. Faith
                                                    ----------------------------
                                               Title: President
                                                     ---------------------------



                                        DEVELOPER EXTENDED STAY PARTNERS, L.P.

                                        By:    DESP General Partner, L.L.C.,
                                               as general partner

                                               By:   Crow Family, Inc.,
                                                     as a member



                                                     By: /s/ HARLAN R. CROW
                                                        ------------------------
                                                     Name:   Harlan R. Crow
                                                          ----------------------
                                                     Title:  President and Chief
                                                             Executive Officer
                                                           ---------------------

                                               By:   Greystar Holdings, Inc.,
                                                     as a member


                                                     By:    /s/ ROBERT A. FAITH
                                                        -----------------------
                                                     Name:  Robert A. Faith
                                                          ---------------------
                                                     Title: President
                                                           --------------------





                              Page 17 of 87 Pages

                                      /s/ HARLAN R. CROW
                                      -----------------------------------------
                                      HARLAN R. CROW



                                      /s/ ROBERT A. FAITH
                                      -----------------------------------------
                                      ROBERT A. FAITH



                                      /s/ JOHN C. KRATZER
                                      -----------------------------------------
                                      JOHN C. KRATZER


                                      JMI/GREYSTAR REALTY PARTNERS, L.P.

                                      By:  Greystar Holdings, Inc.,
                                           as general partner



                                           By:    /s/ ROBERT A. FAITH
                                              ---------------------------------
                                           Name:  Robert A. Faith
                                                -------------------------------
                                           Title: President
                                                 ------------------------------


                                      CROW FAMILY, INC.


                                           By:   /s/ HARLAN R. CROW
                                              ---------------------------------
                                           Name:     Harlan R. Crow
                                                -------------------------------
                                           Title:    President and Chief
                                                     Executive Officer
                                                 ------------------------------


                                      CROW HOTEL REALTY INVESTORS, L.P.

                                      By:  Crow Family, Inc.,
                                           as general partner




                                           By:   /s/ HARLAN R. CROW
                                              ---------------------------------
                                           Name:     Harlan R. Crow
                                                -------------------------------
                                           Title:    President and Chief
                                                     Executive Officer
                                                 ------------------------------





                             Page 18 of 87 Pages

                                  SCHEDULE I
            DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS

A.     CRI/ESH PARTNERS, L.P.

 NAME                         BUSINESS ADDRESS           PRESENT OCCUPATION
 ----                         ----------------           ------------------
[S]                           [C]                        [C]
 Crow Family, Inc.            3200 Trammell Crow Center
 General Partner              2001 Ross Avenue
                              Dallas, Texas  75201


B.     CROW HOTEL REALTY INVESTORS, L.P.


 NAME                         BUSINESS ADDRESS           PRESENT OCCUPATION
 ----                         ----------------           ------------------
[S]                           [C]                        [C]
 Crow Family, Inc.            3200 Trammell Crow Center
 General Partner              2001 Ross Avenue
                              Dallas, Texas  75201



C.     CROW FAMILY, INC.

 NAME                         BUSINESS ADDRESS           PRESENT OCCUPATION
 ----                         ----------------           ------------------
[S]                         [C]                          [C]
 Harlan R. Crow             3200 Trammell Crow Center    Chief Executive
                            2001 Ross Avenue             Officer and
                            Dallas, Texas  75201         Director of
                                                         Crow Family, Inc.

 Anthony W. Dona            3200 Trammell Crow Center    Executive Vice
                            2001 Ross Avenue             President and
                            Dallas, Texas  75201         Director of
                                                         Crow Family, Inc.

 Susan T. Groenteman        3200 Trammell Crow Center    Executive Vice
                            2001 Ross Avenue             President and
                            Dallas, Texas  75201         Director of
                                                         Crow Family, Inc.

 Charles R. Brindell, Jr.   3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Ronald S. Brown            3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Kevin Bryant               3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Thomas Burleson            3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201




                             Page 19 of 87 Pages

 NAME                         BUSINESS ADDRESS           PRESENT OCCUPATION
 ----                         ----------------           ------------------

 Jeanna C. Camp             3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Jeffrey C. Chavez          3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Susan L. Fish              3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Mary M. Hager              3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 James C. Hendricks         3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Timothy J. Hogan           3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Carol Kreditor             3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Robert A. McClain          3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Ann Murray                 3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Sarah Puckett              3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Robert E. Roethenmund      3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 William P. Starnes         3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 John E. Thomas             3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201

 Philip J. Wise             3200 Trammell Crow Center    Vice-President of
                            2001 Ross Avenue             Crow Family, Inc.
                            Dallas, Texas  75201





                             Page 20 of 87 Pages

 NAME                         BUSINESS ADDRESS           PRESENT OCCUPATION
 ----                         ----------------           ------------------

 James D. Carreker            3200 Trammell Crow Center  Director of Crow
                              2001 Ross Avenue           Family, Inc.;
                              Dallas, Texas 75201        President and Chief
                                                         Executive Officer of
                                                         Wyndham Hotel
                                                         Corporation

 Trammell Crow                3200 Trammell Crow Center  Director of Crow
                              2001 Ross Avenue           Family, Inc.;
                              Dallas, Texas 75201        Investor

 Joel Ehrenkranz              3200 Trammell Crow Center  Director of Crow
                              2001 Ross Avenue           Family, Inc.;
                              Dallas, Texas 75201        Principal of
                                                         Ehrenkranz, Ehrenkranz
                                                         & Schultz

 Thomas O. Hicks              3200 Trammell Crow Center  Director of Crow
                              2001 Ross Avenue           Family, Inc.;
                              Dallas, Texas 75201        Principal of Hicks,
                                                         Mike, Tate & First
                                                         Incorporated

 J. Ronald Terwilliger        3200 Trammell Crow Center  Director of Crow
                              2001 Ross Avenue           Family, Inc.;
                              Dallas, Texas 75201        Managing Partner of
                                                         Trammell Crow
                                                         Residential Company


D.     JMI/GREYSTAR EXTENDED STAY PARTNERS, L.P.


 NAME                         BUSINESS ADDRESS           PRESENT OCCUPATION
 ----                         ----------------           ------------------

 Greystar Holdings, Inc.      Two Riverway, Suite 850
 General Partner              Houston, Texas  77056



E.     JMI/GREYSTAR REALTY PARTNERS, L.P.

 NAME                         BUSINESS ADDRESS           PRESENT OCCUPATION
 ----                         ----------------           ------------------

 Greystar Holdings, Inc.      Two Riverway, Suite 850
 General Partner              Houston, Texas  77056


F.     DEVELOPER EXTENDED STAY PARTNERS, L.P.

 NAME                         BUSINESS ADDRESS           PRESENT OCCUPATION
 ----                         ----------------           ------------------

 DESP General Partner, L.L.C. 111 Congress Avenue,
 General Partner              Suite 2600
                              Austin, Texas  78701


G.     GREYSTAR HOLDINGS, INC.


 NAME                         BUSINESS ADDRESS           PRESENT OCCUPATION
 ----                         ----------------           ------------------

 Robert A. Faith              Two Riverway, Suite 850    President and Director
                              Houston, Texas  77056      of Greystar Holdings,
                                                         Inc.

 Monica Manson                Two Riverway, Suite 850    Vice President and
                              Houston, Texas  77056      Director of Greystar
                                                         Holdings, Inc.




                             Page 21 of 87 Pages

                                  SCHEDULE II

                              REPORTING PERSONS

                                                                                            Aggregate
                                                                                              Amount       Percent of
                                   Sole          Shared          Sole          Shared       of Shares        Class
                                  Voting         Voting      Dispositive    Dispositive    Beneficially    Beneficially
                                   Power           Power          Power          Power       Owned (1)      Owned (1)
                              --------------  ------------   ------------   ------------   -----------    -----------
 CRI/ESH Partners,                      -0-      2,033,424      2,033,424            -0-      6,096,416          56.8%
 L.P.  . . . . . . . . . .

 JMI/Greystar Extended
 Stay Partners, L.P. . . .              -0-      2,274,992      2,274,992            -0-      6,096,416          56.8%

 Developer Extended Stay
 Partners, L.P.  . . . . .              -0-      1,055,759      1,055,759            -0-      6,096,416          56.8%

 Harlan R. Crow (2)  . . .              -0-      3,201,739      2,145,980            -0-      6,096,416          56.8%

 Robert A. Faith (3) . . .              -0-      3,720,923      2,274,992        390,172      6,096,416          56.8%

 JMI/Greystar Realty
 Partners, L.P.  . . . . .              -0-        390,172        390,172            -0-      6,096,416          56.8%

 Crow Family, Inc. . . . .              -0-         13,865         13,865            -0-      6,096,416          56.8%

 Crow Hotel Realty
 Investors, L.P. . . . . .              -0-         98,691         98,691            -0-      6,096,416          56.8%

 John C. Kratzer                        -0-        229,513        229,513            -0-      6,096,416          56.8%
                              -------------   ------------   ------------   ------------   ------------   ------------

       TOTAL . . . . . . .              -0-      6,096,416      6,096,416        390,172      6,096,416          56.8%
                              =============   ============   ============   ============   ============   ============

(1) Pursuant to the Voting Agreements entered into by the Reporting Persons, each Reporting Person has granted to Prime an irrevocable proxy to vote all Shares beneficially owned by such Reporting Person in favor of the adoption of the Merger Agreement and approval of the Merger. As a result of such agreement, the Reporting Persons as a group are deemed to have acquired beneficial ownership of all Shares beneficially owned by all Reporting Persons. Each Reporting Person disclaims beneficial ownership of all Shares deemed beneficially owned by other Reporting Persons in the group as a result of the Voting Agreements.

(2) Mr. Crow may be deemed to be the beneficial owner of 3,201,739 Shares, consisting of 13,865 shares owned by CFI (of which Mr. Crow is the sole director), 2,033,424 Shares owned by CRI/ESH and 98,691 Shares owned by CHRI (CFI being the sole general partner of each such partnership), and 1,055,759 Shares owned by DESP (CFI owning indirectly a percentage interest in such partnership). Mr. Crow disclaims beneficial ownership of all such Shares.

(3) Mr. Faith may be deemed to be the beneficial owner of 3,720,923 Shares, consisting of 2,274,992 Shares owned by JMI (Mr. Faith being the sole stockholder of such partnership's general partner), 1,055,759 Shares owned by DESP (Mr. Faith indirectly owning a percentage interest in the sole general partner of such partnership), and 390,172 Shares owned by Greystar (Mr. Faith being the sole stockholder of one of the two general partners of such partnership). Mr. Faith disclaims beneficial ownership of all such Shares other than 1,164,493 Shares attributable to his percentage interests in such partnerships.





                             Page 22 of 87 Pages

                                 EXHIBIT INDEX


EXHIBIT
-------
Exhibit 99.1     Agreement and Plan of Merger, dated as of July 25, 1997,
                 among the Company, Prime and Sub.

Exhibit 99.2 Form of Voting Agreement between Prime and each of the Reporting Persons.





                             Page 23 of 87 Pages